UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

PARTY CITY HOLDCO INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

702149105

(CUSIP Number)

Steven Weiser

Silver Point Capital, L.P.

2 Greenwich Plaza, Suite 1

Greenwich, CT 06830

203-542-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 702149105

(1)	Names of reporting persons Silver Point Capital, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power* -0-
	(8)	Shared voting power* 5,543,529
	(9)	Sole dispositive power* -0-
	(10)	Shared dispositive power* 5,543,529

(11)	Aggregate amount beneficially owned by each reporting person* 5,543,529
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11)* 41%(1)
(14)	Type of reporting person (see instructions) IA, PN

*	See Item 5.
(1)

As reported in the Company’s Form 8-K filed with the Securities and Exchange Commission on October 12, 2023, as of October 12, 2023, there were 13,374,519 shares of the Issuer’s common stock issued and outstanding.

CUSIP No. 702149105

(1)	Names of reporting persons Edward A. Mulé
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power* -0-
	(8)	Shared voting power* 5,543,529
	(9)	Sole dispositive power* -0-
	(10)	Shared dispositive power* 5,543,529

(11)	Aggregate amount beneficially owned by each reporting person* 5,543,529
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11)* 41%(1)
(14)	Type of reporting person (see instructions) IN

*	See Item 5.

CUSIP No. 702149105

(1)	Names of reporting persons Robert O’Shea
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power* -0-
	(8)	Shared voting power* 5,543,529
	(9)	Sole dispositive power* -0-
	(10)	Shared dispositive power* 5,543,529

(11)	Aggregate amount beneficially owned by each reporting person* 5,543,529
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11)* 41%(1)
(14)	Type of reporting person (see instructions) IN

*	See Item 5.

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Party City HoldCo Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 100 Tice Boulevard, Woodcliff Lake, New Jersey 07677.

Item 2. Identity and Background.

(a) This Schedule 13D is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership (“Silver Point”), Mr. Edward A. Mulé and Mr. Robert J. O’Shea with respect to the ownership of Common Stock by Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P., Silver Point Distressed Opportunity Institutional Partners, L.P. and Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. Silver Point, Mr. Mulé and Mr. O’Shea are collectively referred to herein as the “Reporting Persons.”

The funds listed above (collectively, the “Funds”) are managed by Silver Point or its wholly owned subsidiaries. Silver Point Capital Management, LLC (“Management”) is the general partner of Silver Point and as a result may be deemed to be the beneficial owner of the securities held by the Funds. Each of Mr. Edward A. Mulé and Mr. Robert J. O’Shea is a member of Management and has voting and investment power with respect to the securities held by the Funds and may be deemed to be a beneficial owner of the securities held by the Funds.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 23, 2023, a copy of which is attached hereto as Exhibit 1.

(b) The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Suite 1, Greenwich, CT 06830.

(c) The principal business of Silver Point is serving as the investment manager of the Funds. The principal business of Mr. Edward A. Mulé and Mr. Robert J. O’Shea is serving as sole members and sole managing members of Management and engaging in certain other investment related activities.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Silver Point is a limited partnership organized under the laws of the State of Delaware. Mr. Mulé and Mr. O’Shea are each a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

The Common Stock reported in this Schedule 13D was acquired by the Funds in connection with the emergence from bankruptcy proceedings of the Issuer and certain of its subsidiaries (together, the “Debtors”) in exchange for cash and claims, as described below.

On September 6, 2023, the United States Bankruptcy Court for the Southern District of Texas entered an order confirming the plan of reorganization (as amended, the “Plan”) of the Debtors.

On October 12, 2023 (the “Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases. On the Effective Date, in connection with the effectiveness of, and pursuant to the terms of, the Plan and the Confirmation Order, the Issuer’s common stock outstanding immediately before the Effective Date was canceled and is of no further force or effect, and the new organizational documents of the Issuer became effective, authorizing the issuance of shares of common stock representing 100% of the equity interests in the Issuer (the “Common Stock”). In accordance with the foregoing, on the Effective Date, the Issuer, as reorganized on the Effective Date in accordance with the Plan, issued the Common Stock and the Second Lien PIK Toggle Notes (as defined below).

Pursuant to the Plan and the Confirmation Order, the Issuer issued certain shares of Common Stock to the Reporting Persons in exchange for (i) Allowed Secured Notes Claims (as defined in the Plan), (ii) exercising certain subscription rights under the Rights Offering (as defined in the Plan), (iii) providing backstop commitments to the Debtors in connection with the Rights Offering pursuant to the Backstop Agreement (as defined below), and/or (iv) the conversion of DIP Loans into Common Stock.

The Rights Offering

On September 1, 2023, the Debtors entered into a backstop commitment agreement (as amended, supplemented or modified from time to time, together with all exhibits and schedules thereto, the “Backstop Agreement”) with the commitment parties thereto, including the Reporting Persons (collectively, the “Commitment Parties”).

On the Effective Date, pursuant to the Backstop Agreement and in accordance with the Plan, the Issuer consummated the rights offering (the “Rights Offering”) of an investment package consisting of, in aggregate, $75,000,000 (a portion of the $232,394,231 in aggregate principal amount issued on the Effective Date in aggregate principal amount of the Issuer’s 12.00% Senior Secured Second Lien PIK Toggle Notes due 2029 (the “Second Lien PIK Toggle Notes”)) and 3,634,614 shares of Common Stock at the aggregate purchase price of $75,000,000.

Registration Rights Agreement

On the Effective Date, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with certain parties who received Common Stock under the Plan, including the Reporting Persons (collectively, the “RRA Shareholders”). Pursuant to the Registration Rights Agreement, following the completion of an initial public offering (as defined in the Registration Rights Agreement, an “IPO”), the Issuer will file a shelf registration statement promptly, no later than a date that is 30 days following the later of the IPO and the date of the expiration of the lockup agreement with the underwriters in such IPO. However, the Issuer is not required to file the shelf registration statement unless RRA Shareholders request the inclusion of Registrable Securities (as defined in the Registration Rights Agreement) constituting at least 25% of all Registrable Securities.

The RRA Shareholders also have demand registration rights, provided that such RRA Shareholders request the inclusion of Registrable Securities constituting at least 25% of all Registrable Securities or the gross proceeds of the offering are expected to be at least $50 million, and customary piggyback registration rights.

The Issuer will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as blackout periods.

For further information regarding the Registration Rights Agreement, reference is made to the text of the Registration Rights Agreement, which has been filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on October 12, 2023 and incorporated by reference herein.

Stockholders’ Agreement

On the Effective Date, the Issuer entered into a stockholders agreement (the “Stockholders Agreement”) with holders of Common Stock, including the Reporting Persons (collectively, the “Stockholders”), pursuant to which each of the Stockholders agreed to certain restrictions on the transfer of the common stock of the Issuer and the Issuer agreed (i) to provide to certain Stockholders the right to designate directors of the Board (as defined below), subject to certain limitations, (ii) to certain limitations and obligations on its operations without Stockholder approval and (iii) to provide certain information to the Stockholders. Pursuant to the Plan, each holder of Common Stock on the Effective Date was deemed to be a party to, and bound by, the Stockholders Agreement, regardless of whether such holder executed a signature page thereto.

For further information regarding the Stockholders’ Agreement, reference is made to the text of the Stockholders’ Agreement, which has been filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on October 12, 2023 and incorporated by reference herein.

Board of Directors of the Issuer

In accordance with the Plan, Norman S. Matthews, Joel A. Alsfine, Steven Collins, James Conroy, William S. Creekmuir, Sarah Dodds-Brown, Jennifer Fleiss, John A. Frascotti, and Michelle Millstone-Shroff resigned from the board of directors of the Issuer (the “Board”) on the Effective Date. As of the Effective Date, the Board consists of the following five directors who were appointed: Neal Goldman, Robert Hull, Mark King, Anthony Truesdale, and Bradley Weston (the Issuer’s Chief Executive Officer). The appointments were made pursuant to the terms of the Confirmation Order. Mr. Robert Hull was appointed to serve as Chairman of the Board. Pursuant to the Stockholders’ Agreement, upon the Effective Date and for so long as the Reporting Persons exceed certain ownership interests in the Issuer as set forth in the Stockholders’ Agreement, the Reporting Persons will have the right to (i) designate one independent director to the Board and (ii) co-designate, along with another large shareholder, a second independent director to the Board.

Other Matters

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and expect to engage in discussions with management and the board of directors of the Issuer, other holders of Common Stock, financing sources, and other relevant parties, including other industry participants (including companies in which the Reporting Persons may have an investment) concerning the business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and board composition of the Issuer or commercial or strategic transactions with, or relating, to the Issuer. The Reporting Persons may change their plans or proposals in the future. Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or other securities of the Issuer, selling some or all of their Common Stock or engaging in short selling of or any hedging or similar transaction with respect to Common Stock, to the extent permitted under applicable law, or engage, discuss, participate in, negotiate, or approve a transaction (including commercial or strategic transactions with, or relating to, the Issuer) with the purpose or effect of changing or influencing the control of the Issuer, including by entering into one or more confidentiality agreements, standstill agreements, voting or support agreements, or other similar agreements with the purpose or effect of facilitating such a transaction. Any such transactions, if they occur at all, may take place at any time and without prior notice.

Pursuant to the Stockholders’ Agreement, each holder has agreed to customary rights including preemptive rights, tag-along rights and drag-along rights. Certain holders to the Stockholders’ Agreement are also granted joint director designation rights, subject to certain limitations. Although the arrangements described above could be viewed as constituting a group under Rule 13d-5 of the Securities Exchange Act of 1934, the Reporting Persons disclaim the existence of any such group.

Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons currently beneficially own 5,543,529 shares of Common Stock.

As reported in the Company’s Current Report on Form 8-K filed with the SEC on October 12, 2023, as of the Effective Date, there were 13,374,519 shares of Common Stock issued and outstanding.

(b)

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)

The information reported in Item 4 is incorporated herein by reference. Other than as disclosed in that item, no transactions in the Common Stock have been effected by the Reporting Person during the past sixty (60) days.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The responses to Items 2, 3, 4 and 5 of this Schedule 13D are incorporated into this Item 6 by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any third person with respect to the Common Stock.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated as of October 23, 2023, by and among the Reporting Persons

2	Power of Attorney of Edward A. Mulé (incorporated here by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O’Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

3	Power of Attorney of Robert O’Shea (incorporated here by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O’Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

4	Registration Rights Agreement, dated as of October 12, 2023, by and among Party City Holdco Inc. and the holders party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on October 12, 2023).

5	Stockholders’ Agreement, dated as of October 12, 2023, by and among Party City Holdco Inc. and the holders party thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on October 12, 2023).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2023

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O’Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact